Exhibit 99.1
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                         [Third Point LLC Letterhead]


Via Electronic and US Mail
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April 21, 2006

Mr. J. Brendan Barba
Chairman, CEO and President
AEP Industries Inc.
125 Phillips Avenue
Hackensack, NJ 07606

Dear Brendan:

As you know, certain entities advised by Third Point LLC ("Third Point") own 2,000,000 common shares of AEP Industries Inc. ("AEP"), which we acquired through a privately negotiated transaction over a year ago at a price of $16.30 per share.

While we are pleased with management's execution to date with respect to asset sales and improved operating margins, we are extremely disappointed that you did not heed our advice to repurchase shares last year when such an opportunity existed at significantly lower prices. Even at or above today's higher price, we believe that a share repurchase remains a compelling use of Company cash and borrowing capacity. With roughly 9 million fully diluted shares and an estimated year end 2006 debt level of $135 million, the Company trades at approximately 6X 2006 EBITDA, which we estimate at approximately $72.5 million. We also concur that certain actions taken to increase capacity will increase volumes and cash flow in the coming years.

We propose that the Company commence a tender offer to acquire 2,000,000 shares at $36 per share as soon as practicable. Third Point would tender all of its shares into the offer, ensuring that the offer would be fully subscribed.

Alternatively, should you not be sincere in your confidence in the long term prospects of the business and be unwilling to initiate such a tender offer, we insist that the Company initiate a process to sell the Company to the highest bidder. We are both aware of significant interest in the Company from a private equity investor and believe such a sale would generate an offer in the high 30s or at least 20% above today's trading levels. It is not inconceivable that an offer could be in the 40s given the potential synergies to a strategic buyer.

Brendan, it is time for you to put your money where your mouth is. If you are sincere in your statement that a premium bid for the Company is not worthy of discussion, then we must insist that you demonstrate your conviction by acquiring shares. The Company has more than sufficient liquidity, and at 2X debt to EBITDA leverage is well below your stated target of 3X.


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Time is of the essence and this matter cannot await the next regularly scheduled
Board meeting to discuss this. I suggest that you hold an emergency meeting within the next 24 hours and come back to us next week with your decision. I will call you and members of the Board to discuss this proposal. Should we not be satisfied with the outcome we reserve the right which we hold, pursuant to our shareholder agreement, to appoint two individuals of our own choice to the Board.

Sincerely,


Daniel S. Loeb